SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on March 31, 2005 filed with the Bolsa de Comercio de Buenos Aires.

By letter dated May 12, 2005, the Company filed the report for the period ended on March 31, 2005 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such period reflects:

	03-31-05	03-31-04
	$	$
1 - Period Result

Ordinary	62,151,295	10,249,604
Extraordinary	—	—
Period Profit	62,151,295	10,249,604

2 - Net Assets Composition

Outstanding Shares	162,534,470	149,453,998
Treasure shares	—	245,000
Subscribed Capital	162,534,470	149,698,998
Comprehensive capital adjustment	166,218,124	166,218,124
Premium on shares	113,918,962	105,610,988
Technical Revaluations	—	—
Legal Reserve	7,692,591	6,087,440
Retained earnings	93,552,857	13,908,295
Total Net Assets	543,917,004	441,523,845

At the moment of the end of the Financial Statements period the authorized capital of the Company is $162,534,470.- Its share composition is divided in 162,534,470 of non endorsable registered common stock of V$N 1 each.

At March 31, 2005 the amount of 140,290,575 non endorsable common stock of face value one peso ($1) each and with right to 1 vote each are not hold by the principal shareholders. It amount of shares represent 86.3% of the issued authorized capital on circulation.

The principal shareholder is Inversiones Financieras del Sur S.A. with 22,243,895 shares, which represent the 13.7% of the issued authorized capital on circulation.

On November 2002, the Company issued Convertible Notes with option to buy additional shares. If the Company’s entire holder of Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 241,628,615; and if the holders exercises its warrants together with the other shareholders, the amount of its shares will become 321,212,258. If Inversiones Financieras del Sur S.A. exercises its conversion right together with the other shareholders, the amount of its shares will become 69,414,090 which represent the 28.7%; and, if exercises its warrants together with the other holders, the amount of shares will became 116,584,285 which represent the 36.3%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA
FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 16, 2005